CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67652

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Parsonex Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8310 S. Valley Highway, Suite 110
(No. and Street)

Englewood	CO	80112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536-6984	anthony@parsonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

CONFIDENTIAL

OATH OR AFFIRMATION

I, __Jonathan Miller_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Parsonex Securities, Inc._____, as of __12/31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ABBY WILLIAMS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204042715
MY COMMISSION EXPIRES DECEMBER 07, 2024

Signature: _____

Title: _____
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONFIDENTIAL

PARSONEX SECURITIES, INC.
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONFIDENTIAL

PARSONEX SECURITIES, INC.

CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholder
Parsonex Securities, Inc.
Englewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parsonex Securities, Inc., as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Parsonex Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Parsonex Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Parsonex Securities, Inc.'s financial statements. The supplemental information is the responsibility of Parsonex Securities, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Parsonex Securities, Inc.'s auditor since 2022.

Norwell, Massachusetts

April 6, 2023

Members of AICPA®

CONFIDENTIAL

PARSONEX SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	82,022
Accounts receivable		159,163
Prepaid expenses and other		11,792
Right of use asset		154,473
Furniture and equipment, net of accumulated depreciation of $20,539		1,145
Total Assets		**408,595**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	29,631
Commissions payable	128,282
Lease liability	158,969
Total Liabilities	316,882

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 5,000,000 shares authorized; 1,855,000 shares issued and outstanding	18,550
Additional paid in capital	96,450
Accumulated deficit	(23,287)
Total Stockholder's Equity	91,713
Total liabilities and stockholder's equity	$ 408,595

The accompanying notes are an integral part of this statement.

CONFIDENTIAL

PARSONEX SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

REVENUE

Commissions	$	1,254,735
Mutual fund fees		1,162,423
Fees from registered representatives		218,237
Other income		125,345
Total revenue		2,760,740

EXPENSES

Compensation and benefits	1,948,642
Technology and communications	151,049
Occupancy and equipment	51,538
Marketing	59,130
Regulatory	48,106
Legal and professional	85,365
Other expenses	208,811
Total expenses	2,552,641

NET INCOME 208,099

The accompanying notes are an integral part of this statement.

CONFIDENTIAL

PARSONEX SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

	Common Stock	Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2021	$ 18,550	$ 96,450	$ (22,287)	$ 92,713
Capital Withdrawal			(209,099)	(209,099)
Net Income			208,099	208,099
Balances, December 31, 2022	$ 18,550	$ 96,450	$ (23,287)	$ 91,713

The accompanying notes are an integral part of this statement.

CONFIDENTIAL

PARSONEX SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	208,099
Adjustments to reconcile net income to net cash used for		
operating activities:		
Increase in accounts receivable		(110,444)
Increase in prepaid expenses and other		(1,574)
Decrease in accounts payable and accrued expenses		14,812
Increase in commissions payable		94,165
Net cash provided by operating activities		205,058
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Right of use asset		(109,063)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Lease liability		109,322
Capital withdrawal		(209,099)
Net cash provided by financing activities		(99,777)
NET DECREASE IN CASH		(3,782)
CASH, at beginning of year		85,804
CASH, at end of year	$	**82,022**
CASH PAID FOR:		
Interest		-
Taxes	$	-

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Parsonex Securities, Inc. (the "Company") was incorporated in the State of Colorado on March 7, 2007. The Company is approved to operate as a broker-dealer as a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company's activities are mainly selling mutual funds and variable annuity products. The Company is a wholly owned subsidiary of Parsonex Enterprises, Inc.

Cash

The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Revenue Recognition

Revenue from Contracts with Customers (ASC 606) core principle states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

Revenue from contracts with customers includes commission income and fees from mutual funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes commission revenue upon the issuance or renewal of an insurance policy as this satisfies the only performance obligation identified by the Company.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. Under ASC 740, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

PARSONEX SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company is subject to audit by taxing agencies for years ended December 31, 2019, 2020 & 2021.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, as defined under such provisions. At December 31, 2022, the Company had a net capital of $78,776, which was $67,949, in excess of its required net capital of $10,827. The Company's aggregate indebtedness to net capital ratio was 2.06 to 1.

PARSONEX SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company subleases a portion of its office space to a sister broker-dealer pursuant to a month-to-month sublease agreement. Rental income under this agreement was $6,000 and has been included in other income in the accompanying statement of income.

During 2022, the Company entered into a revenue sharing agreement with its sister broker-dealer. The Company acts as a referral source for its sister broker-dealer and receives a fee for revenue generated from referred entities. Fees earned by the Company under this agreement were $6,000 and have been included in other income in the accompanying statement of income.

The Company has a facilities and management agreement in place with its affiliate whereby the Company is allocated its share of administrative and employee services based upon the relative time and effort spent by employees of the affiliate on the Company. Pursuant to this agreement, the Company paid its affiliate approximately $521,629 during 2022 which has been included in compensation and benefits in the accompanying statement of income.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 4 - INCOME TAXES

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed. The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. There were neither deferred tax effects occurring during 2022 nor a tax liability as the Company is filing its taxes on a consolidated basis.

NOTE 5 - LEASES

The Company leases office space under a non-cancelable operating lease expiring in 2022 that was extended to February 28, 2026. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments.

NOTE 5 - LEASES (continued)

The Company uses an incremental borrowing rate of 7% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

Maturity of the lease liability under the noncancelable operating lease is as follows:

Year Ending December 31

2026		158,969
Total	$	158,969

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs for the year ended December 31, 2022 was $51,538.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

NOTE 6 - SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2022 through April 6, 2023 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CONFIDENTIAL

PARSONEX SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 7   -   CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022.

CONFIDENTIAL

SUPPLEMENTARY INFORMATION

CONFIDENTIAL

PARSONEX SECURITIES, INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934

NET CAPITAL

Stockholder's equity	$	91,713
Non-allowable assets:		
Prepaid expenses and other		12,937
Total non-allowable assets		12,937
NET CAPITAL		78,776
Minimum net capital required (6-2/3 % of aggregate indebtedness or $5,000, whichever is greater)		10,827
Excess net capital		67,949
AGGREGATE INDEBTEDNESS:	$	162,409
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:	**2.06 to 1**	

NOTE:

There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with unaudited Form X-17A-5 Part IIA Filing, as amended, as of December 31, 2022.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3, in reliance of Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3, in reliance of Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.



LMHS, P.C.
Certified Public Accountants and Advisors

Members of AICPA®

Report of Independent Registered Public Accounting Firm

To The Stockholder
Parsonex Securities, Inc.
Englewood, Colorado

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Parsonex Securities, Inc. stated that Parsonex Securities, Inc.'s business activities are limited to mutual fund retailer, selling variable life insurance or annuities, and municipal securities broker or dealer (529 plans) and that it has not held customer funds or securities and that Parsonex Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Parsonex Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Parsonex Securities, Inc. management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Parsonex Securities, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Parsonex Securities, Inc.'s auditor since 2022.

Norwell, Massachusetts

April 6, 2023

CONFIDENTIAL

PARSONEX SECURITIES, INC'S EXEMPTION REPORT

We, as members of management of Parsonex Securities, Inc, (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted limited business in the application-way basis sale of mutual funds, variable annuities and 529 Plans throughout the year ended December 31, 2022 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1 to December 31, 2022, without exception.

Jonathan Miller, CEO
March 16, 2022



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholder
Parsonex Securities, Inc.
Englewood, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Parsonex Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

CONFIDENTIAL

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as Parsonex Securities, Inc.'s auditor since 2022.

Norwell, Massachusetts

April 6, 2023

Members of
AICPA®

CONFIDENTIAL

DocuSign Envelope ID: 40325BF9-426D-4D29-BE5B-9BB122CE93D1

<table>
<tr><td>**SIPC-7**
(36-REV 12/18)</td><td>SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation</td><td>**SIPC-7**
(36-REV 12/18)</td></tr>
</table>

For the fiscal year ended December 31, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 067652 FINRA DEC
> PARSONEX SECURITIES, INC
> 8310 S. VALLEY HIGHWAY, SUITE 110
> ENGLEWOOD, CO 80112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANTHONY DIAMOS:404-536-6984

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**)   (0)

   Filed - July 30, 2022

       Date Paid

C. Less prior overpayment applied   ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐ $ 0
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PARSONEX SECURITIES, INC
(Name of Corporation, Partnership or other organization)

Brian Nustrom
(Authorized Signature)

Dated the 7th day of February , 20 2023 .

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

CONFIDENTIAL

DocuSign Envelope ID: 40325BF9I-426D-4D29-BE5B-9BB122CE93D1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2022
and ending December 31, 2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,760,740

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2,417,158

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        REP ADMIN, E&O, REG FEES PAID & COLLECTED,. ACCRUAL NET EFFECT. REFERRAL INCOME, RENT SUBLEASE INCOME   343,582

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   2,760,740

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0015 $ 0

        (to page 1, line 2.A.)